Mail Stop 3561

April 9, 2010

Jeannot McCarthy, President
Patio Bahia, Inc.
400 S. Pointe Drive, Suite 1704
Miami Beach, FL 33139

> **Re: Patio Bahia, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 24, 2010**
> **File No. 333-164806**

Dear Ms. McCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment two in our letter dated March 4, 2010. Please state in your prospectus that you have no plans to engage in a merger or acquisition with an unidentified company or companies.

Dilution, page 10

2. We reviewed your response to comment three in our letter dated March 4, 2010 and the revisions to your disclosure. It appears that you should have a negative net tangible book value per share. Please revise your disclosure as appropriate or show us how you computed net tangible book value per share.

Management's Discussion and Analysis…, page 10

Liquidity and Capital Resources, page 12

3. We note your indication that the loan commitments from your officers are sufficient to fund [y]our ongoing operations through 2010. Please state, if true, that these loans will be made pursuant to the same or similar terms as previous loans by such persons.

Our Business, page 13

4. We note your response to comment 18 of our letter dated March 4, 2010. Please provide support for the statement made on page 11 that "the U.S. demand for outdoor furniture will increase 2-3 percent annually due to the growth in the number of households…." Also please provide the credit page identifying the chairs on the cover of Florida Architecture as your product as you did for Vogue Espana and Brasil.

Manufacturing and Product Delivery from Brazil, page 14

5. Please revise your disclosure to identify your secondary manufacturer.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tony Watson, Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Roxanne K. Beilly, Esq.
        Schneider Weinberger & Beilly, LLP